November 24, 2004




via facsimile and U.S. mail

Mr. Kristopher J. Matula
Chief Financial Officer
Buckeye Technologies Inc.
1001 Tillman Street
Memphis, TN  38112




	Re:	Buckeye Technologies Inc.
		Form 10-K for the year ended June 30, 2004
		Form 10-Q for the period ended September 30, 2004
		Supplemental response dated November 9, 2004
		File No.  001-14030


Dear Mr. Matula:

We have reviewed your filings and supplemental response and have the following comments. Our review has been limited to your financial statements and the related disclosures in MD&A. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



10-K for the year ended June 30, 2004

Financial Statements

Note 1 - Accounting Policies, page F-8

1. We have read the disclosure revisions that you have proposed in response to prior comments 1 and 2, concerning the identification of cost elements in your inventory accounting policy note, and classification of amortization expense. It would be helpful if you would describe in greater detail the prominent types of materials included in your inventory. Please submit the revisions that you believe would be responsive. If you regard the disclosure revisions and reclassifications requested in prior comments 1 and 2 as not material, you may provide the changes proposed in future filings.

Exhibits

2. We have considered your response to prior comment 5, regarding the schedule showing your computation of the Ratio of Earning to Fixed Charges that is required, and believe that it will be necessary to amend your Form 10-K to include this schedule as an exhibit. You may find the guidance in Rule 12b-15 of Regulation 12B, accommodating amendments of individual items within the Form, helpful.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 824-5567 or Karl Hiller at
(202) 942-1981 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions.

							Sincerely,



							H. Roger Schwall
							Assistant Director
Buckeye Technologies Inc.
November 24, 2004
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE